UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 1, 2025

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In the Matter of

AIX Inc.
f/k/a Fanhua Inc.
27/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People's Republic of China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-277729

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AIX Inc. (f/k/a Fanhua Inc.) filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

AIX Inc. (f/k/a Fanhua Inc.) has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 1, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief